Amer Sports Corporation

STOCK EXCHANGE RELEASE 1(3)
2 May 2005 12.50 pm

AMER SPORTS ACQUIRES SALOMON

Amer Sports Corporation has made an agreement with adidas-Salomon AG to acquire Salomon, including the brands Salomon, Mavic, Bonfire, Arc'Teryx, and Cliché. The combined business will create a leading global sports equipment company with combined sales of EUR 1.7 billion and 6,800 employees. The acquisition is subject to customary conditions including regulatory approvals.

The enterprise value of the transaction amounts to approximately EUR 485 million based on year-end 2004 net assets, and includes EUR 144 million in goodwill. Amer Sports is financing the transaction with debt, which is expected to bring its gearing ratio to approximately 110% at the Company's financial year end, 31 December 2005. Amer Sports expects that the acquisition will have a slightly positive impact on earnings per share in the current fiscal year as well as in 2006. It is expected that the transaction will be completed by the end of September 2005.

Headquartered in Annecy, France, Salomon achieved total sales of EUR 653 million and an operating profit of EUR 9 million in 2004 which included a restructuring provision of EUR 19 million. Salomon is a significant player in freedom action sports equipment and is well-established in technical apparel and footwear. In addition, the brands Mavic, Bonfire, Arc'Teryx, and Cliché all represent a true specialist approach in each of their business areas. Salomon is known for highly innovative and performance oriented products.

- Salomon: winter sports incl. alpine and cross-country skis, snowboards, boots and bindings, inline skates, footwear, and apparel
- Mavic: bicycle components
- Bonfire: snowboard apparel
- Arc´Teryx: technical outwear, harnesses, layering systems and backpacks
- Cliché: skateboard equipment and apparel

"Salomon fits perfectly with our own portfolio. The leading freedom action sport brands open up great new potential for Amer Sports. In winter sports, Salomon and Amer Sports' Atomic complement each other very well. Furthermore, the two companies and their brands complement each other well in geographical terms, making our geographical coverage more balanced," says Mr Roger Talermo, CEO and President, Amer Sports. "As a result of this transaction, we will become the leading sports equipment company."

"Salomon has been a great member of our Group. However, we decided that now is the time to focus even more on our core strengths in the athletic footwear and apparel market as well as our growing golf category. We are convinced that Amer Sports is the ideal partner to take Salomon to the next level," says Mr Herbert Hainer, Chairman of the Executive Board and CEO of adidas-Salomon AG.

"We have enjoyed being part of the adidas-Salomon Group for the last eights years, during which time Salomon developed significant positions for freedom action sports, both in the winter and summer sports market. We are well positioned for further growth in all areas of our business. We are excited about joining Amer Sports given its competencies in winter sports. This new partnership will help us to leverage the full potential of our family of brands," says Mr Jean-Luc Diard, President of Salomon.

ORGANIZATION

Jean-Luc Diard, the President of Salomon since 1998, will continue to lead the Salomon organization, reporting directly to Roger Talermo, CEO and President of Amer Sports. The management of Mavic, Bonfire, Arc'Teryx, and Cliché will also remain unchanged, reporting to Jean-Luc Diard. Amer Sports and Salomon will continue to serve their customers around the world as before with their own separate sales forces. The restructuring program in France, initiated by Salomon, and approved by the works council, will continue.

To assure Salomon's smooth separation from the adidas-Salomon organization, it has been agreed that the parties will cooperate during a transition period of up to three years.

From the already initiated restructuring and from synergies, Amer Sports expects to realize gradually annualized cost savings reaching to EUR 40 million by the end of 2008. These synergies will mainly be achieved from industrial operations in the winter sports business. In addition, synergies are expected in administration and R&D.

AMER SPORTS CORPORATION
Board of Directors

For further information after 2.30 pm Finnish time (12.30 pm British Summer Time), please contact:

Mr Roger Talermo, President & CEO, Amer Sports, tel. +358 9 7257 8210
Mr Pekka Paalanne, Senior Vice President & CFO, Amer Sports, tel. +358 9 7257 8212

A press and analyst conference about the acquisition will be held today, May 2, 2005, at 2:30 pm Finnish time (12.30 pm British Summer Time) at Amer Sports' Helsinki headquarters (Mäkelänkatu 91). The meeting will be conducted in English. An on-line webcast of the conference will be available on Amer Sports' web-site, www.amersports.net/acquisition. Questions can be addressed to CEO and President Roger Talermo and Senior Vice President and CFO Pekka Paalanne during the webcast.

Amer Sports has launched an "Acquisition" web page at www.amersports.net/acquisition.

AMER SPORTS CORPORATION
Communications

Ms. Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com
www.amersports.com

DISTRIBUTION
Helsinki Stock Exchange
Major media
www.amersports.com

AMER SPORTS CORPORATION

Amer Sports (www.amersports.com) is one of the world's leading sports equipment companies with internationally recognized brands including Wilson (racket and team sports equipment and golf), Atomic (winter sports equipment), Suunto (sports instruments) and Precor (fitness equipment). All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets. In 2004 the Company reported, under IFRS, earnings before interest and taxes of EUR 100.5 million on net sales of EUR 1,035.9 million. Earnings per share from continuing operations were EUR 0.96. At the end of 2004 the Company had 4,066 employees.